SI 20009297 N T

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Financial Services, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	TX	77056-3019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Martinez 713-968-0436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

341 Cool Springs Blvd. STE 340	Franklin	TN	37067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Bruno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ZIOBROWSKI
My Notary ID # 124652866
Expires December 5, 2023

Notary Public

Signature

Chief Operating Officer, Appointed Manager
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Global Financial Services, L.L.C.

December 31, 2019

Filed as PUBLIC information pursuant to Rule17a-5(d) under the Securities Exchange Act of 1934

GLOBAL FINANCIAL SERVICES, L.L.C.

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

elliott davis

Report of Independent Registered Public Accounting Firm

The Board of Managers
Global Financial Services, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. (the "Company") as of December 31, 2019, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Franklin, Tennessee
February 28, 2020

GLOBAL FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets	
Cash and cash equivalents	$ 1,056,956
Receivables	205,907
Deposits with Clearing Organizations	503,741
Other assets and prepaid expenses	442,679
Furniture, equipment and leasehold improvements, net	91,915
Right of use assets- Lease	1,049,055
Intangible assets, net	4,530,914
Goodwill	1,709,583
Total Assets	$ 9,590,750
Liabilities and Members' Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 141,899
Accrued compensation	333,764
Lease liability	1,295,421
Total Liabilities	1,771,084
Commitments and contingencies (Note 8)	
Members' Equity	7,819,666
Total Liabilities and Members' Equity	$ 9,590,750

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a clearing broker-dealer, Raymond James Clearing Corporation, under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association. The Company is an indirect wholly owned subsidiary of Affiliated Wealth Partners Holdings LLC.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents.

Fair Value

The carrying values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to the short period of time to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to seven-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members. The financial statements reflect a liability for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur. The Company records a receivable due from its clearing broker-dealer for revenue earned since amounts are typically not collected until ten days after month-end.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Interest income is primarily comprised of the portion of interest on customer accounts earned by its clearing broker-dealer and shared with the Company. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The amendments will be effective for the Company for annual periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of commissions from brokerage business and revenues from principal transactions. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous period.

Other intangible assets

Effective January 1, 2016, the Company adopted ASU 2014-07, Pushdown Accounting. The effect of this change was to record previously unrecorded intangible assets at their fair values as of December 31, 2010, when the Company was purchased by its parent company, less amortization and impairment from that date through the adoption date of the accounting standard. The initial values of these assets were determined by an outside valuation firm and are amortized using the straight-line method over 10 years for customer lists and 4 years for the non-compete agreements.

The expected useful lives of customer lists are analyzed annually to assess the expected future economic benefit that the Company will derive from these relationships. The Company tests for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators exist, the Company compares the undiscounted cash flows related to the asset with the carrying value of the asset. If the carrying value is greater than the undiscounted cash flows, an impairment charge is recorded for amounts necessary to reduce the carrying value of the asset to fair value.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired through a business combination. At least annually, the Company performs a qualitative evaluation of events and circumstances to determine whether it is more likely than not that the fair value of assets acquired is less than the carrying value. If the results of this evaluation indicate that it is more likely than not that the fair value is less than the carrying value, the Company then performs a quantitative evaluation to determine if estimated future cash flows are less than the carrying value of the net assets and related goodwill. If the estimated future cash flows are less than the carrying value of the net assets and related goodwill, an impairment test is performed to determine if there is an impairment loss, and, if so, to measure and recognize the amount of the impairment loss. Impairment losses represent the excess of the carrying amount of goodwill over the implied fair value of that goodwill.

Based on the qualitative evaluation as of December 31, 2019, the Company does not believe that it is was more likely than not that the fair value of the business acquired is less than its carrying amount.

New Authoritative Accounting Guidance

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update("ASU") 2016-02, Leases (Topic 842). The objective of this ASU, along with several related ASUs issued subsequently, is to increase transparency and comparability between organizations that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance (Topic 840) is the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The most significant change is the requirement to recognize ROU assets and lease liabilities for leases classified as operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

As part of the transition to the new standard, the Company was required to measure and recognize leases that existed at January 1, 2019 using a modified retrospective approach. For leases existing at the effective date, the Company elected the package of three transition practical expedients and therefore did not reassess whether an arrangement is or contains a lease, did not reassess lease classification, and did not reassess what qualifies as an initial direct cost. Additionally, the Company elected, as a practical expedient, to use hindsight for purposes of determining lease term.

The adoption of Topic 842 resulted in the recognition of an operating ROU asset and operating lease liability of $1,361,746 and $1,502,631, respectively as of January 1, 2019.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flow.

GLOBAL FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

2. DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. As of December 31, 2019, the deposit was $503,741.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2019 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 66,985	7 Years
Equipment and software	110,170	3 - 5 Years
Leasehold improvements	239,661	4 - 7 Years
Accumulated depreciation and amortization	(324,901)	
Furniture, equipment, and leasehold improvements, net	$ 91,915	

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

Customer Lists	$ 15,758,600
Non-compete agreements	1,996,720
	17,755,320
Prior impairment	(2,470,964)
Accumulated Amortization	(12,153,442)
	3,130,914
Trade name	4,700,000
Prior impairment	(3,300,000)
	1,400,000
Total Other Intangibles	$ 4,530,914

5. STATE INCOME TAXES

The components of the 2019 state income tax liability were as follows:

Current	$ 11,637
Deferred	-
Income tax liability	$ 11,637

The Company had no accrual for interest or penalties for uncertain tax positions as of December 31, 2019.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

6. MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding. This comprised all of the outstanding units of members' equity at December 31, 2019.

7. 401 (k) EMPLOYEE SAVINGS PLAN

The Company's employees are included in the Global Financial Services, L.L.C qualified 401(k) employee savings plan. The Company provides a match of up to 3% of the employees first 6% eligible salary deferral compensation each year. The employee fully vests in the Company's match contribution after 3 years of service. The Company contributed $107,294 to the employee's savings plan for the year ended December 31, 2019.

8. COMMITMENTS AND CONTINGENCIES

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker- dealer, which is located in Tampa, Florida. The Company has an uncommitted financing arrangement with its clearing broker-dealer that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealer for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing broker-dealer. The deposit with clearing organization was approximately $503,741 as of December 31, 2019.

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

9. LEASES

The Company has an operating lease of office space with a remaining lease term of 5 years. The lease includes a renewal option for an additional 5 years. Total rent expense for the Company's operating lease was $399,767 for the year ended December 31, 2019.

Future minimum commitments under this operating lease are as follows:

2020	324,977
2021	330,948
2022	336,920
2023	342,894
2024	28,865
Total minimum rental payments	$1,364,602

On January 1, 2019, we adopted a new accounting standard which required the recognition of certain operating leases on our balance sheet as right-of-use assets and related operating lease liabilities (see Note 1). At December 31, 2019 the operating lease ROU asset amounted to $1,049,055 and the operating lease liability amounted to $1,295,422. The operating lease liability was initially determined using a discount rate of 2.49%.

10. CONCENTRATIONS OF RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker-dealer involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation; the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000.

11. RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs as well as $1,500,000 paid to the Company for overhead costs established in an expense sharing agreement that is netted against Other expenses on the accompanying Statement of Operations. Amounts receivable from the affiliate totaling $259,723 are included in Receivables in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. In addition, employees of these affiliates may provide services to the Company. Amounts owed to these affiliates of $38,191 are netted with Receivables in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn, or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2019, the Company had net capital, as defined, of $1,003,335, which was $903,335 in excess of the required minimum net capital of $100,000. As of December 31, 2019, the Company had aggregate indebtedness of $722,029 and its aggregate indebtedness to net capital ratio was .72 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

13. RESERVE REQUIREMENTS

As of December 31, 2019, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Raymond James Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued and is not aware of any events which would require recognition or disclosure in the financial statements.